Exhibit 12.1
IPASS INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
Our earnings were insufficient to cover fixed charges for the nine months ended September 30, 2017, and each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012. The following table sets forth our deficiency of earnings to cover fixed charges for the nine months ended September 30, 2017, and each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$42	$29	$75	$125	$29	$0
Interest portion of rental expense	187	263	312	398	486	565

Total fixed charges	$229	$292	$387	$523	$515	$565

Earnings:
Loss from continuing operations before income taxes	$(15,853)	$(7,547)	$(15,186)	$(19,306)	$(15,487)	$(6,260)
Fixed charges per above	229	292	387	526	515	565

Deficiency of earnings available to cover fixed charges	$(15,624)	$(7,255)	$(14,799)	$(18,783)	$(14,972)	$(5,695)

Ratio of earnings to fixed charges	—	—	—	—	—	—